UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934


                             SMALL WORLD KIDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83167N203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 29, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


------------
* Based on 5,410,575 shares of common stock, par value $0.001 per share (the "Shares") of Small World Kids, Inc., a Nevada corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of January 29, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments; and (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 685,185 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). On January 29, 2007, effective April 15, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Warrants, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that, on the Waiver Effective Date, the 4.99% Limitation under the February Warrant shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants may be waived by the Fund upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


------------
* Based on 5,410,575 shares of common stock, par value $0.001 per share (the "Shares") of Small World Kids, Inc., a Nevada corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of January 29, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments; and (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 685,185 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). On January 29, 2007, effective April 15, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Warrants, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that, on the Waiver Effective Date, the 4.99% Limitation under the February Warrant shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants may be waived by the Fund upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


------------
* Based on 5,410,575 shares of common stock, par value $0.001 per share (the "Shares") of Small World Kids, Inc., a Nevada corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of January 29, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments; and (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 685,185 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). On January 29, 2007, effective April 15, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Warrants, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that, on the Waiver Effective Date, the 4.99% Limitation under the February Warrant shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants may be waived by the Fund upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


------------
* Based on 5,410,575 shares of common stock, par value $0.001 per share (the "Shares") of Small World Kids, Inc., a Nevada corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of January 29, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments; and (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 685,185 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). On January 29, 2007, effective April 15, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Warrants, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that, on the Waiver Effective Date, the 4.99% Limitation under the February Warrant shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants may be waived by the Fund upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: SMALL WORLD KIDS, INC.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            5711 Buckingham Parkway, Culver City, CA  90230

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

                  This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:

            c/o Laurus Capital Management, LLC,
            825 Third Avenue, 14th Floor,
            New York, NY 10022

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 83167N203

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 540,516 shares of Common Stock*

            (b)   Percent of Class: 9.99%*

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 540,516 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        540,516 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
* Based on 5,410,575 shares of common stock, par value $0.001 per share (the "Shares") of Small World Kids, Inc., a Nevada corporation (the "Company") outstanding, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of January 29, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments; and (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 685,185 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The February Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The January Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). On January 29, 2007, effective April 15, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Warrants, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that, on the Waiver Effective Date, the 4.99% Limitation under the February Warrant shall be increased to an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants may be waived by the Fund upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 6, 2007
                                              ----------------------------------
                                              Date


                                              /s/ David Grin
                                              ----------------------------------
                                              David Grin
                                              Director

APPENDIX A


A.    Name:                  Laurus Capital Management, LLC, a Delaware
                             limited liability company
      Business Address:      825 Third Avenue, 14th Floor
                             New York, New York 10022
      Place of Organization: Delaware


B.    Name:                  Eugene Grin
      Business Address:      825 Third Avenue, 14th Floor
                             New York, New York 10022

      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           United States


C.    Name:                  David Grin
      Business Address:      825 Third Avenue, 14th Floor
                             New York, New York 10022

      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           Israel

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


/s/ David Grin
----------------------------------
    David Grin
    Principal
    February 6, 2007


/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    February 6, 2007


/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    February 6, 2007